

September 13, 2011

Via E-mail
Zhilin Li
Chief Executive Officer (principal executive officer)
China Pharma Holdings, Inc.
Second Floor, No. 17, Jinpan Road
Haikou, Hainan Province, China 570216

   Re: China Pharma Holdings, Inc.
      Form 10-K for the Fiscal Year Ended December 31, 2010
      Filed March 3, 2011 and Amended March 17, 2011
      Form 10-Q for the Period Ended March 31, 2011
      Filed May 10, 2011
      File No. 001-34471

Dear Mr. Li:

  We have reviewed your August 19, 2011 response to our July 25, 2011 letter and have the following comments.

  Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

  After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Form 10-K/A for the fiscal year ended December 31, 2010
Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources, page 48

1. Please refer to your response to our comment two. The disclosure in the Risk Factors does not appear to indicate the nature of all restrictions on your Chinese subsidiary's net assets, the amount of those net assets, and the potential impact on your liquidity. Please provide proposed disclosures to your MD&A disclosure to be included in future filings to address this concern. Please quantify the total amount designated for general and statutory capital reserves that is restricted from distribution as cash dividends in accordance with PRC laws and regulations.

Notes to Consolidated Financial Statements
Note 1 – Organization and Significant Accounting Policies
Consolidation and Basis of Presentation, page F-7

2. Please refer to your response to our comment four. Please confirm that you will include the information provided in your response in future filings.

Note 4 – Intangible Assets, page F-12

3. With respect to your capitalization of the intangible assets, please address the following:
   - You state "Medical formulas are amortized over their expected life of the related medicine once production and sales commence". Based on the disclosure, it appears you derived legal and contractual benefit at the date of the acquisition. ASC 350-30-35-6 states that you should amortize the intangible asset over its estimated useful life. If the pattern in which the economic benefits of the asset cannot be reliably determined, a straight-line amortization method shall be used. Please tell us why you believe you have complied with this guidance.
   - Similarly, you state "When approved, the patents will be amortized over the lesser of the expected life of the related product or the life of the patent". As you are deriving legal and contractual benefit at the patent acquisition date, please further clarify how your policy of deferring amortization complies with paragraph two of ASC 350-30-35.
   - Additionally, please clarify that your patent balance relates to patents that have not expired. If not, please tell us why the useful life used is appropriate for patents that have expired. Refer to ASC 350-30-35-3c.

4. Please refer to your response to the fourth bullet of comment seven. For each medical formula which has been capitalized, but amortization has not begun, please tell us when the formula was acquired, the status of the approval process for manufacturing the product, and the reasons for any delays in getting approval or starting the certification process. Please provide proposed disclosure to be included in your next Form 10-K that will discuss the approval process, timeframes involved in getting the manufacturing facility approved, delays between purchasing the formulas and entering the approval process, and an analysis of how you determine if the formulas acquired will not be pursued and/or should be impaired.

Note 9 – Derivative Warrant Liability, page F-15

5. Please refer to your response to our comment ten. It is unclear why the value of the warrants using the lattice model resulted in a value lower than the value derived using the Black-Scholes model, given the presence of additional provisions for price protection. Please provide an analysis supporting the assumptions used in your valuation or revise your valuation accordingly.

You may contact Tabatha Akins, Staff Accountant, (202) 551-3658 or Mary Mast, Senior Staff Accountant, at (202) 551-3613 if you have any questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant